1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

December 23, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 977

Dear Ms. Cole:

This letter responds to your comments with respect to iShares MSCI Ireland Capped ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on December 6, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: Please clarify in the strategy section that the Fund tracks the investment results of the underlying index before fees and expenses.

Response: The Trust respectfully notes that following statement is already included in the “Principal Investment Strategies” section of the Fund’s prospectus:“The Fund seeks to track the investment results of the Underlying Index before the fees and expenses of the Fund.”

Comment No. 2: If the Underlying Index of the Fund is concentrated, please include this disclosure in the discussion of investment strategies and include related risk disclosure.

Response: The Trust respectfully notes that the Industry Concentration Policy within the “Principal Investment Strategies” section states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, Concentration Risk, which is included as a principal risk, states: “The Fund may be susceptible to loss due to adverse occurrences to the extent that the Fund’s investments are concentrated in a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.” To the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry would be described in the Fund’s next update under “Principal Investment Strategies” and its related risk would be described under “Principal Risks.” For example, the Fund is currently concentrated in the materials sector and this sector is described under “Principal Investment Strategies” and its related risk is described under “Principal Risks.” Therefore, the Trust respectfully declines to make any change to this disclosure.

Comment No. 3: Please consider adding European Economic Risk in the summary section of the Fund’s prospectus.

Response: The Trust respectfully submits that European Economic Risk is already named as a principal risk of the Fund in the summary section of the Fund’s prospectus under “Reliance on Trading Partners Risk.” In order to describe European economic risk in more detail in the summary section, the Trust has revised the “Risk of Investing in Ireland” in the summary section to include the following description of European economic risk: “The European financial markets have recently experienced volatility and adverse trends due to concerns about economic downturns or rising government debt levels in several European countries. These events have adversely affected the exchange rate of the euro and may continue to significantly affect every country in Europe, including Ireland.”

Comment No. 4: Please confirm that no single issuer will exceed 25% of the Fund’s assets and that all issuers with a weight above 5% will not exceed 50% of the Fund’s assets.

Response: Confirmed. The Trust will comply with the diversification requirements applicable to Regulated Investment Companies pursuant to Subchapter M of the Internal Revenue Code.

Comment No. 5: Please provide a description of the mechanics regarding how the index provider adjusts the Fund’s holdings to meet the Fund’s diversification requirements. For example, does the index provider make pro-rata adjustments to all of the index’s holdings or only to the holdings that are above the threshold.

Response: A capping methodology is applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with a weight above 5% do not exceed 50% of the Underlying Index weight. Buffers of 10% of the value of each constraint are used to reduce the risk of non-compliance due to short-term market movements between quarterly reviews. As a result, at initial construction or subsequent rebalancing dates, the weight of any single issuer cannot exceed 22.5% of the Underlying Index weight, and all issuers with a weight above 4.5% cannot exceed 45% of the Underlying Index weight. A software application called the Barra Optimizer is utilized to calculate the capped index weights. As part of the optimization function, any component security whose weight exceeds the capping limits is re-allocated amongst other securities in the Underlying Index based on formulas designed to minimize index turnover, tracking error and extreme deviation from the parent index (an MSCI Global Investable Market Index).

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman